January 8, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, NE

Washington, DC 20549

Attn: H. Roger Schwall, Ethan Horowitz

Re:	Western Refining Logistics, LP

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Filed November 5, 2015

File No. 001-36114

Dear Mr. Schwall and Mr. Horowitz:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated December 30, 2015, relating to the above referenced filing.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Logistics Segment, page 30

1. When you identify multiple factors that contribute to a change in a financial statement line item between periods, please quantify each contributing factor so that an investor may assess the materiality of each factor. For example, we note your fee based revenue for the three and nine months ended September 30, 2015 increased from the comparable preceding periods due to increased rates and other fees charged to Western, increased utilization of your Permian Basin assets and additional volume received from new activity on the TexNew Mex pipeline. Refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the Financial Reporting Codification for additional guidance.

In response to the Staff’s comment, we submit the following example of revised disclosure that we would use starting with our Form 10-K for the fiscal year ended December 31, 2015. We would propose to include disclosure similar to the following in our future Form 10-Q and Form 10-K filings. Annex A to this letter shows a comparison of the revised disclosure set forth below against the corresponding disclosure set forth in Western Refining Logistics, LP’s Form 10-Q for the fiscal quarter ended September 30, 2015.

Fee Based Revenues. Our revenues were generated by existing third-party contracts and from commercial agreements with Western. On July 1, 2015, we ratably increased certain pipeline, terminal and other service fee rates over third quarter 2014 rates with such increases ranging from 1.9% for terminal, storage and trucking activities to 4.6% for crude oil pipeline shipments based on annual fee escalators included in our Commercial Agreements with Western. These increases collectively accounted for a $0.6 million increase in fee based revenues quarter over quarter. In addition, increased utilization of our Permian Basin assets (comprised of an additional 29,363 bpd) resulted in a $3.2 million increase in fees over the prior quarter and increased volumes handled by our Four Corners system assets (comprised of an additional 27,979 bpd), including new activity on Western’s TexNew Mex pipeline, resulted in a $1.6 million increase in fees quarter over quarter.

Wholesale Segment page 34

2. Please provide a more informative analysis and discussion of your wholesale segment’s sales and the related cost of products sold. In this regard, we note your discussion is limited to narrative disclosure identifying sources of material changes in gross margin. In addition to your gross margin discussion, please quantify and discuss material factors impacting sales and cost of products sold as investors need this critical information to properly assess your financial condition and results of operations. Refer to Section 501.12.b of the Financial Reporting Codification for additional guidance.

In response to the Staff’s comment, we submit the following example of revised disclosure that we would use starting with our Form 10-K for the fiscal year ended December 31, 2015. We would propose to include disclosure similar to the following in our future Form 10-Q and Form 10-K filings. Annex A to this letter shows a comparison of the revised disclosure set forth below against the corresponding disclosure set forth in Western Refining Logistics, LP’s Form 10-Q for the fiscal quarter ended September 30, 2015.

We primarily use fuel margin per gallon and fuel gallons sold to evaluate the operating results of the wholesale segment. We think this is more applicable than utilizing the absolute price per gallon and cost of product sold. Our fuel margin per gallon is not generally correlated with changes in absolute price per gallon.

Gross Margin. Wholesale gross margin increased $2.8 million quarter over quarter. Fuel margins accounted for $2.6 million of this increase primarily due to an increase in fuel margins of approximately $0.01 per gallon and a 15.7 million gallon increase in fuel sales volumes. The average per gallon selling price for the current quarter was $1.90 versus $2.86 for the prior quarter, which was consistent with industry trends and overall lower fuel prices in the current quarter. Increased revenue of $0.7 million quarter over quarter from crude oil gathering activity by truck also contributed to the increase in gross margin in the current quarter, offset by a $0.5 million decrease in margin from lubricant sales.

In connection with this response, I acknowledge, on behalf of Western Refining Logistics, LP (the “Partnership”), that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please do not hesitate to contact me at (602) 286-1550.

Regards,

WESTERN REFINING LOGISTICS, LP

BY:	WESTERN REFINING LOGISTICS GP, LLC

/s/ Gary R. Dalke

Gary R. Dalke
Interim Chief Financial Officer

Annex A

Logistics Segment, page 30

Fee Based Revenues. Our revenues were generated by existing third-party contracts and from commercial agreements with Western. On July 1, 2015, we ratably increased certain pipeline ~~rates and other fees based on annual increase provisions~~, terminal and other service fee rates over third quarter 2014 rates with such increases ranging from 1.9% for terminal, storage and trucking activities to 4.6% for crude oil pipeline shipments based on annual fee escalators included in our Commercial Agreements with Western. These increases collectively accounted for a $0.6 million increase in fee based revenues quarter over quarter. In addition, increased utilization of our Permian Basin assets ~~and the additional volume received from~~(comprised of an additional 29,363 bpd) resulted in a $3.2 million increase in fees over the prior quarter and increased volumes handled by our Four Corners system assets (comprised of an additional 27,979 bpd), including new activity on Western’s TexNew Mex pipeline, resulted in ~~higher fee based revenues~~a $1.6 million increase in fees quarter over quarter.

Wholesale Segment page 34

Gross Margin. Wholesale gross margin increased $2.8 million quarter over quarter. Fuel margins accounted for $2.6 million of this increase primarily due to ~~higher fuel sales volume, decreased product costs and higher truck freight revenue~~an increase in fuel margins of approximately $0.01 per gallon and a 15.7 million gallon increase in fuel sales volumes. The average per gallon selling price for the current quarter was $1.90 versus $2.86 for the prior quarter, which was consistent with industry trends and overall lower fuel prices in the current quarter. Increased revenue of $0.7 million quarter over quarter from crude oil gathering activity by truck also contributed to the increase in gross margin in the current quarter, offset by a $0.5 million decrease in margin from lubricant sales.